4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure Discovers Breakthrough Drug For Prevention of Blood Clots

Enters Research Agreement With Loyola University Opinion Leader,
Dr. Jawed Fareed To Advance Development of Drug

WINNIPEG, Manitoba – (October 6, 2004). Medicure Inc. (TSX: MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that preliminary results have shown significant potential for its newest drug, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous anti-platelet and anti-coagulant effects, which will make MC-45308 a major player in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). A drug of this type currently is non-existent within the antithrombotic marketplace.

“Medicure sees this as a major breakthrough and significant future advantage to clinicians who are prescribing their patients combinations of anti-platelets and anticoagulants to treat their cardiovascular disorders,” stated Medicure President and CEO, Dr. Albert D. Friesen.

The combined U.S. market for antiplatelets and anticoagulants is projected to grow rapidly from an estimated USD$3 billion in 2000 to USD$6.7 billion in 2008.

To advance the development of MC-45308, a novel and composition of matter patented drug from Medicure’s antithrombotic library, the Company has entered into a research agreement with Dr. Jawed Fareed, Professor, Departments of Pathology and Pharmacology, Loyola University Stritch School of Medicine, Maywood, Ill.

"This has the potential to be a major discovery in the field of antithrombotic therapy," stated Dr. Fareed. “Our preliminary biochemical results suggest potential for MC-45308, which has a unique property that demonstrates a dual anti-platelet and anti-coagulant effect.”

Dr. Fareed’s laboratories will be conducting in vivo pre-clinical efficacy studies with MC-45308, which was selected based on test results from studies conducted earlier this year in his laboratory at Loyola University.

As the following table illustrates, MC-45308, which is structurally different from Medicure’s lead compound MC-1, is the only agent that addresses each of the three thrombotic cascades, namely antithrombin effects, protease generation inhibition and anti-platelet effects. Other known clinical agents, such as direct thrombin inhibitors and low-molecular weight heparin are not known to have effects across all three cascades, nor have these compounds shown any anti-platelet effects.

"We are excited about the demonstrated potential of our new antithrombotic drug, MC-45308,” added Dr. Friesen. “This is a novel discovery with a leading edge approach that is greatly needed in the field of cardiovascular medicine.

“We are equally delighted to collaborate with an individual of Dr. Fareed’s caliber - an internationally recognized leader in the study of antithrombotic therapy. Dr. Fareed’s experience in pre-clinical drug evaluation and his high throughput screening system, have helped solidify Medicure's expanding drug discovery platform."

About Antithrombotics
Antithrombotics are drugs that prevent blood factors (platelets and fibrin) from aggregating or clotting and subsequently blocking blood flow. These blockages cause thrombosis, or the formation of blood clots within an artery or vein, and represent the leading cause of various acute cardiovascular problems, including stroke, pulmonary embolism and heart attacks. Formation of the clot is driven by acceleration in the coagulation and platelet activation coupled with a reduced fibrinolyisis capability. In order to address this, at-risk patients increasingly receive anti-platelet and/or anticoagulant therapy.

About Jawed Fareed, PhD
Jawed Fareed is Professor of Pathology and Pharmacology and Director of the Hemostasis and Thrombosis Research Laboratories at Loyola University Medical Center, Chicago, IL. Dr. Fareed's main research interest is the development of novel anticoagulant and antithrombotic drugs. He is recognized for his role in initiating the first clinical trials of low-molecular-weight heparin use in acute coronary syndromes. In addition, he has authored and co-authored more than 400 publications in this area.

Dr. Fareed's professional affiliations include membership on the expert panel on biologicals for the World Health Organization, and fellowships of the American Heart Association, the American College of Angiology, and the Indian College of Interventional Cardiology. He also is currently President of the South Asian Society of Atherosclerosis. Together with Professor Hans Klaus Breddin, Dr. Fareed founded the International Institute of Blood and Vascular Disorders, Frankfurt, Germany, of which he is currently the Associate Director.

Conference Call
Medicure will host a Conference Call on Thursday, October 7th at 10:00 am Eastern Time to discuss this exciting new development in the Company’s history. The Conference Call will feature presentations by both Dr. Friesen and Dr. Fareed.

DATE: October 7, 2004

TIME: 10:00 AM Eastern Time

DIAL IN NUMBERS: 1-888-789-0150 or, 1-416-695-6140 (Toronto area participants)

CONFIRMATION # FOR CALL: T524513M

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. In its successful Phase II clinical trial, MEND-1, the Company's lead drug, MC-1, demonstrated cardioprotective effects and safety in high-risk patients undergoing angioplasty. The results from this clinical trial showed that MC-1 significantly reduces ischemic heart damage associated with the angioplasty procedure. Proceeding from this positive outcome, Medicure’s ongoing Phase II/III MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery. The cardiovascular market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1’s cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy. In addition to cardioprotection, this product has also demonstrated potential to provide further blood pressure lowering effects and reduction in glycated hemoglobin (HbA1c), the primary measure of blood glucose control. The Company is currently enrolling patients in the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), evaluating the effects of MC-1 alone and in combination with an ACE Inhibitor in control of blood pressure, metabolism and other endpoints in diabetic patients with hypertension.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220 Fax 204-488-9823 E-mail: info@medicureinc.com Web: www.medicureinc.com